UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

Level 61, MLC Centre, 25 Martin Place, Sydney, NSW 2000, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introduction

As previously disclosed, on November 5, 2021, Naked Brand Group Limited (the “Company”) entered into that certain stock purchase agreement (the “Stock Purchase Agreement”), providing for the Company’s acquisition of Cenntro Automotive Group Limited, a Hong Kong private company limited by shares, Cenntro Automotive Corporation, a Delaware corporation, and Cenntro Electric Group, Inc., a Delaware corporation, through the purchase of all of their respective issued and outstanding shares from Cenntro Automotive Group Limited, a Cayman Islands company limited by shares (“CAG,” and the combination, the “Acquisition” or the “Proposed Transaction,” as the case may be).

In connection with the Proposed Transaction:

●	Shareholder Approval. On December 21, 2021 (Australian time), the Company held an Extraordinary General Meeting of Shareholders (“EGM”), at which the Company’s shareholders approved the Acquisition and certain related matters, including (i) changing the Company’s name to Cenntro Electric Group Limited, (ii) amending the constitution to establish staggered classes on the board of directors of the Company, (iii) the election of directors affiliated with CAG, (iv) a 1-for-15 reverse share split of the Company’s issued and outstanding ordinary shares (the “Reverse Split”), and (v) certain executive compensation matters related to the Acquisition.

●	Reverse Split. Pursuant to the Reverse Split, every 15 ordinary shares of the Company were combined into 1 ordinary share, with fractional shares being rounded up to the nearest whole share. The Company’s issued and outstanding ordinary shares will be reduced from 1,019,931,710 to approximately 67,995,447 (subject to adjustment for rounding up of fractional shares). The Company expects that its ordinary shares will begin trading on a post-Reverse Split basis on December 22, 2021 (New York time).

●	Termination of At-the-Market Offering. On December 17, 2021 (New York time), the Company terminated its previously disclosed at-the-market offering of up to $300 million in the Company’s ordinary shares through Maxim Group LLC. The Company sold an aggregate of 13,315,964 ordinary shares of Company in the offering, for gross proceeds of $8,196,600 and net proceeds of $7,950,702 after deducting agent fees and other offering expenses.

●	Completion of Additional Financing. On December 20, 2021 (New York time), the Company entered into a Securities Purchase Agreement (the “SPA”) for a US$20 million private placement of ordinary shares and warrants of the Company (the “Private Placement”) with certain accredited investors (the “Investors”).

Based on these events, certain of the closing conditions to the Acquisition have been met, including the condition that the Company’s shareholders approve the Acquisition. Furthermore, based on these events, the Company believes that certain of the other closing conditions to the Acquisition will be met, including that the Company have cash of at least US$282 million, immediately prior to the closing of the Acquisition, and that the five-day average trading price for the five consecutive trading days ending on (and inclusive of) the date of the closing of the Acquisition will not be less than US$5.00 per ordinary share of the Company.

The closing of the Acquisition remains subject to other closing conditions, including The Nasdaq Stock Market LLC (“Nasdaq”) having approved the initial listing application in connection with the Acquisition with respect to the ordinary shares to be issued in the Acquisition, and such shares having been approved for listing on Nasdaq as of the closing of the Acquisition.

Item 1.01	Entry into a Material Definitive Agreement.

On December 20, 2021 (New York time), the Company entered into the SPA for the Private Placement, pursuant to which the Company will sell to the Investors an aggregate of 46,171,249 ordinary shares of the Company (the “Shares”), at a purchase price of US$0.43317 per share, for an aggregate purchase price of US$20 million. In addition, each Investor will receive a five-year warrant (the “Warrants”) to purchase a number of the Company’s ordinary shares equal to the number of Shares for which such Investor subscribed, or an aggregate of 46,171,249 shares (the “Warrant Shares”). The Warrants have an exercise price of US$0.52943 per share (the “Exercise Price”).

The sale of the Shares and the Warrants pursuant to the SPA is expected to close on or around December 21, 2021 (New York time), subject to customary closing conditions.

The Shares and Warrants issuable in the Private Placement, and the Warrant Shares issuable upon exercise of the Warrants, are being offered and sold pursuant to the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving any public offering.

The SPA

The SPA includes certain customary representations and warranties and covenants of the Company and the Investors. In addition, the Company has certain customary indemnification obligations under the SPA. In addition, the SPA provides:

Beneficial Ownership Limit. Notwithstanding the Investors’ agreement to purchase the Company’s ordinary shares, the SPA provides that no Investor will purchase securities to the extent that such purchase will result in the Investor beneficially owning in excess of 9.9% of the then issued and outstanding ordinary shares of the Company on the date of the closing under the SPA (the “Beneficial Ownership Limit”).

Registration Rights. The Company agreed to file by December 30, 2021 a registration statement to register for resale, or a prospectus to the Company’s existing shelf registration statement to offer for resale, the ordinary shares of the Company sold to the Investors (including the Shares and the Warrant Shares issuable to the Investors).

The SPA is attached as Exhibit 10.1 hereto and is incorporated herein by reference. The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to such exhibit.

The Warrants

The Warrants expire on the date that is five years from the issuance date, but will be automatically exercised immediately prior to the closing of the Acquisition as described below. In addition, the Warrants provide:

Net Share Cashless Exercise. The Warrants can be exercised on a cashless, net share exercise basis at any time and from time to time commencing six months after the date of issuance.

Black-Scholes Cashless Exercise. At any time, the Warrants may be exercised on a cashless basis for a number of Warrant Shares equal to the Black-Scholes value per Warrant Share, multiplied by the number of the Company’s ordinary shares as to which the Warrant is being exercised, divided by the Closing Bid Price (as defined in the Warrants) as of two trading days prior to the exercise date (but not less than the floor price specified in the Warrants). For this purpose, the Black-Scholes value per Warrant Share is calculated using an underlying price of US$0.4813; a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the Exercise Price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the Warrant). Accordingly, the Black-Scholes value calculation will not change as a result of future changes in the stock price, risk-free interest rate, volatility or remaining life of the Warrants. As a result of the Black-Scholes cashless exercise provision, the number of Ordinary Shares issued upon exercise of the Warrants may substantially exceed 46,171,249 ordinary shares of the Company. In no event, however, will the number of the Company’s ordinary shares issued upon exercise of the Warrants exceed 57,714,061 shares.

Automatic Exercise. Immediately prior to the consummation of the Acquisition, the Warrants will automatically be exercised pursuant to a Black-Scholes cashless exercise.

Beneficial Ownership Limit. Except for an automatic exercise of the Warrants as described above, the Warrants may not be exercised to the extent the holder or any of its affiliates would beneficially own more than the Beneficial Ownership Limit after giving effect to such exercise.

Structural Anti-Dilution. The Exercise Price and number of Warrant Shares covered by the Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting the Company’s share capital as a whole.

The form of Warrant is as Exhibit 4.1 hereto and is incorporated herein by reference. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 relating to the Private Placement is incorporated by reference herein.

Item 3.03	Material Modification to Rights of Security Holders.

The information set forth in the “Introduction” relating to the Reverse Split is incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On December 21, 2021 (Australian time)/December 20, 2021 (New York time), the Company held its EGM. The items of business considered by the Company’s shareholders at the EGM, and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions and broker non-votes with respect to each proposal, are set forth below.

1. To consider and, if thought fit, pass the following Resolution as an ordinary resolution: “That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes, approval be given for the Proposed Transaction and each acquisition of relevant interests in Shares in the Company summarised in the Explanatory Memorandum, including each relevant interest arising out of: (a) CAG’s acquisition of the Acquisition Shares; (b) the distribution of the Acquisition Shares by CAG to the CAG Shareholders; and (c) the entry into the Lock-up Agreements (referred to in the table at section 1.3.3 of the Explanatory Memorandum), on the terms and conditions set out in the Stock Purchase Agreement.”

For	Against	Abstain	Broker Non-Vote
203,909,189	3,664,828	2,654,077	—

Based on the results set forth above, the Company’s shareholders approved the Proposed Transaction.

2. To consider and, if thought fit, pass the following Resolution as a special resolution: “That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purposes of sections 157(1) and 136(2) of the Corporations Act and for all other purposes, the Company change its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited” and all references in the Company’s Constitution to “Naked Brand Group Limited” be amended to “Cenntro Electric Group Limited” to reflect the Company’s new name.”

For	Against	Abstain	Broker Non-Vote
205,570,696	3,097,775	1,559,623	—

Based on the results set forth above, the Company’s shareholders approved the name change.

3. To consider and, if thought fit, pass the following Resolution as a special resolution: “That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of section 136(2) of the Corporations Act and for all other purposes, approval is given for the Company to amend its existing Constitution in the manner outlined in the Explanatory Memorandum, with effect from Closing of the Proposed Transaction.”

For	Against	Abstain	Broker Non-Vote
203,124,116	4,416,408	2,687,570	—

Based on the results set forth above, the Company’s shareholders approved the amendments to the existing Constitution.

Items 4.1 through 4.3 below describe the proposed election of certain persons as Directors to the Company’s Board of Directors.

4.1. To consider and, if thought fit, pass the following Resolution as an ordinary resolution: “That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Peter Wang, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction.”

For	Against	Abstain	Broker Non-Vote
202,630,527	3,115,461	4,482,106	—

Based on the results set forth above, the Company’s shareholders elected Mr. Wang as a Director.

4.2. To consider and, if thought fit, pass the following Resolution as an ordinary resolution: “That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Chris Thorne, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction.”

For	Against	Abstain	Broker Non-Vote
201,384,294	3,254,811	5,588,989	—

Based on the results set forth above, the Company’s shareholders elected Mr. Thorne as a Director.

4.3. To consider and, if thought fit, pass the following Resolution as an ordinary resolution: “That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Joe Tong, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction.”

For	Against	Abstain	Broker Non-Vote
201,120,319	3,411,975	5,695,800	—

Based on the results set forth above, the Company’s shareholders elected Mr. Tong as a Director.

5. To consider and, if thought fit, pass the following Resolution as an ordinary resolution: “That, for the purpose of section 254H of the Corporations Act and for all other purposes, the ordinary shares of the Company be consolidated through the conversion of every fifteen (15) ordinary shares in the Company held by a Shareholder into one (1) ordinary share, with fractional entitlements rounded in the manner and on the terms and conditions set out in the Explanatory Memorandum.”

For	Against	Abstain	Broker Non-Vote
189,713,429	16,369,069	4,145,596	—

Based on the results set forth above, the Company’s shareholders approved the Reverse Split.

Items 6.1 through 6.2 below describe proposed resolutions regarding Director benefits.

6.1. To consider and, if thought fit, pass the following Resolution as an ordinary resolution: “That, subject to and conditional on the Transaction Resolutions being passed and Closing of the Proposed Transaction, approval is given for all purposes (including for sections 195(4) and 208 and Division 2 of Part 2D.2 of the Corporations Act) for the giving of cash payment by the Company of US$1,000,000 to each of the Non-Executive Directors (or their related entities) in connection with the Closing of the Proposed Transaction (Non-Executive Director Benefits), on the terms and conditions set out in the Explanatory Memorandum.”

For	Against	Abstain	Broker Non-Vote
156,435,558	38,993,111	14,799,425	—

Based on the results set forth above, the Company’s shareholders approved the Non-Executive Director benefits.

6.2. To consider and, if thought fit, pass the following Resolution as an ordinary resolution: “That approval is given for all purposes for the acceleration of Phantom Warrants and grant of Incentive Award by the Company to JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice, on the terms and conditions set out in the Explanatory Memorandum.”

For	Against	Abstain	Broker Non-Vote
153,748,039	39,855,544	16,624,511	—

Based on the results set forth above, the Company’s shareholders approved the acceleration of the Phantom Warrants and the grant of the Incentive Award.

Item 7.01	Regulation FD Disclosure.

Attached as Exhibit 99.1 hereto is a press release issued by the Company announcing the results of the EGM, the completion of the Reverse Split and the signing of the SPA for the Private Placement.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Form of Warrant.
10.1	Form of SPA.
99.1	Press Release.

The information contained in this Form 6-K, including the attachments hereto and the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 and F-1 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245 and 333-256258) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 21, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman